UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2012

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: November 9, 2012

	By:	/s/ Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

VimpelCom Annual General Meeting set for December 21, 2012

Amsterdam, (November 9, 2012) VimpelCom Ltd. (“VimpelCom”, “Company” or “Group”) (NYSE:VIP), a leading global provider of telecommunications services, announces that its Supervisory Board has set the date for the Company’s 2012 Annual General Meeting of Shareholders (the “Shareholders Meeting”) for December 21, 2012. The record date for the Shareholders Meeting has been set for November 20, 2012.

In light of the injunctions issued by the Moscow Arbitration Court in relation to the claims by the Russian Federal Anti-Monopoly Service (“FAS”) against Telenor and Weather II, the Supervisory Board has determined that if the injunctions are not lifted prior to November 27, 2012 it would be prudent to postpone the Shareholders Meeting. In case the Shareholders Meeting is postponed, an announcement in that respect will be issued on or around November 27, 2012.

The agenda of the Shareholders Meeting is as follows:

1.	For shareholders to receive audited financial statements of the Company for the financial year ended on December 31, 2011;

2.	To approve that the Supervisory Board shall consist of nine directors;

3.	Election of the individual directors to the Supervisory Board;

4.	Re-appointment of Ernst & Young as the Company auditor;

5.	Cancellation of 50,000,000 authorized, but unissued ordinary shares of the Company.

Further details on the agenda, the slate of nominees to the Supervisory Board and procedural matters related to the Shareholders Meeting will be made available through an official notice to be distributed by VimpelCom to its shareholders prior to the Shareholders Meeting. If the meeting is postponed, a new notice of the Shareholders Meeting will be issued by the Company following the postponement.

Disclaimer

This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act, relating to the FAS claim and related injunctions, the impact of the claim and injunctions on the VimpelCom Group, including the timing of the Company’s Shareholders Meeting. These forward-looking statements are based on management’s best assessment of the Company’s legal position and the Company’s understanding of current circumstances. The actual outcome may differ materially from these statements and there can be no assurance that VimpelCom will be able to hold its Shareholders Meeting when intended, succeed in any challenges with respect to the FAS claim or injunction and that the determination or postponement of determination by the court with respect to the FAS claim and injunction appeals or any challenges made by VimpelCom to the FAS claim or injunction appeals will not have a material adverse affect on VimpelCom resulting from, among other things, its continued inability to receive dividends or other distributions from OJSC VimpelCom or the suspension or termination of material licenses or permits held by OJSC Vimpel-Communications, denial of new licenses and permits or other adverse actions by Russian regulators. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31,

©VimpelCom Ltd.	1

2011 and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 780 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of June 30, 2012 VimpelCom had 208 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com

Contact information

Investor Relations	Media and Public Relations
VimpelCom Ltd.	VimpelCom Ltd.
Gerbrand Nijman	Bobby Leach
Investor_Relations@vimpelcom.com	pr@vimpelcom.com
Tel: +31 20 79 77 200 (Amsterdam)	Tel: +31 20 79 77 200 (Amsterdam)

©VimpelCom Ltd.	2